UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

(Amendment No.     )

LIMONEIRA COMPANY
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
532746104
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	532746104	Page	2	of	5	Pages

1.	NAMES OF REPORTING PERSONS. CALAVO GROWERS INC.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5.	SOLE VOTING POWER

NUMBER OF		1,728,570

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,728,570

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

	1,728,570

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.4%

12.	TYPE OF REPORTING PERSON

	CO

CUSIP No.	532746104	Page	3	of	5	Pages

Item 1(a).	Name of Issuer.
     The name of the issuer is Limoneira Company (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.
     The address of the Issuer’s principal executive office is 1141 Cummings Road, Santa Paula, CA 93060.

Item 2(a).	Name of Person Filing.
     Calavo Growers, Inc. (“Calavo” or the “Reporting Person”).

Item 2(b).	Address of Principal Business Office, or, if None, Residence.
     The business address of Calavo is 1141-A Cummings Road, Santa Paula, CA 93060.

Item 2(c).	Citizenship.
     Calavo is a California corporation.

Item 2(d).	Title of Class of Securities.
     The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.01 par value per share (the “Common Stock”).

Item 2(e).	CUSIP No.
     The CUSIP number is 532746104.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:
Not Applicable.

Item 4.	Ownership.
     The information required by Items 4(a) — (c) is set forth in Rows 5 — 11 of the cover page and is incorporated herein by reference.
     As of December 31, 2010, Calavo was the beneficial owner of 1,728,570 shares of Common Stock, which represents approximately 15.4% of the shares of Common Stock outstanding as reported in the Issuer’s most recent Form 10-Q. Calavo has the sole power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, these shares.

Item 5.	Ownership of Five Percent or Less of a Class.
     If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

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Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
     Not Applicable.

Item 9.	Notice of Dissolution of Group.
     Not Applicable.

Item 10.	Certifications.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

CALAVO GROWERS, INC.
By:	/s/ James Snyder
	Name:	James Snyder
	Title:	Corporate Controller